Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

September 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Michael Davis
Joe McCann

Re:	Maravai LifeSciences Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-259366)

Originally Filed September 7, 2021

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Maravai LifeSciences Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4 PM, Eastern Time, on September 9, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC JEFFERIES LLC GOLDMAN SACHS & CO. LLC As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

JEFFERIES LLC

By:	/s/ Réal Leclerc
Name: Real Leclerc
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director, ECM

[Signature Page to Underwriters’ Acceleration Request]